COLUMBIA FUNDS SERIES TRUST II

COLUMBIA SELIGMAN PREMIUM TECHNOLOGY GROWTH FUND

50606 Ameriprise Financial Center

Minneapolis, MN 55474

September 7, 2012

Ms. Kathy Churko

Securities and Exchange Commission

100 F Street, N E

Washington, DC 20549-4720

Re:	Responses to SEC review of N-CSR filings for Columbia Funds Series Trust II and Columbia Seligman Premium Technology Growth Fund for periods from July 31, 2011 through January 31, 2012

Dear Ms. Churko,

This letter is in response to your comments provided telephonically on July 23, 2012 relating to the annual N-CSR filings for several series of Columbia Funds Series Trust II (the “Trust”) and Columbia Seligman Premium Technology Growth Fund with fiscal years ending between July 31, 2011 and January 31, 2012. Your comments are set forth below and each is followed by our response.

1.	In certain shareholder reports of funds with interest expense (for example, the November 30, 2011 annual report for Columbia AMT-Free Tax-Exempt Bond Fund), the financial highlights present gross and net expense ratios, each shown including and excluding interest expense. The SEC does not believe that the presentation of an expense ratio excluding interest expense is necessary and requests that such information should be included in a footnote to the financial highlights, if at all.

Response: Interest expense is typically incurred infrequently, resulting from (i) borrowings under a line of credit arrangement or (ii) participation in an inverse floating rate security transaction. In addition to presenting an expense ratio including interest expense (in accordance with Form N-1A, Item 13, Instruction 4(b)), the Columbia Funds (the “Funds”) present the ratio gross and net of interest expense because we believe it is relevant to quantify the impact of interest expense on a fund’s expense ratio.

However, rather than presenting line items in the financial highlights which reflect a Fund’s expense ratio excluding interest expense, the Funds will evaluate other presentations, potentially including such information in different line items and/or footnotes. The Funds will implement these changes prospectively, with changes/reclassifications deemed appropriate to prior period information as needed. Any such changes will be implemented as soon as practicable.

Responses to N-CSR Comments

September 7, 2012

2.	As shown in the September 30, 2011 annual report for Columbia Strategic Allocation Fund, the Fund has an outstanding credit default swap (“CDS”) contract where it is selling protection. Please confirm whether the Fund segregated liquid assets in an amount at least equal to the notional value of the CDS.

Response: When a fund sells a CDS, it segregates or “earmarks” cash or liquid assets or enteres into offsetting positions, with a value equal to, or greater than, the full notional amount of the swap (net of any amounts owed to the fund).

3.	In the November 30, 2011 shareholder report for Columbia Mid Cap Growth Opportunities Fund (the “Mid Cap Fund”), it appears that securities on loan are not covered by collateral of at least 100% of market value. Please explain.

Response: As disclosed in the “Lending of Portfolio Securities” footnote in the November 30, 2011 shareholder report, the Mid Cap Fund had securities on loan valued at $173,788,952, secured by cash collateral of $170,253,999. The footnote also states that, under the fund’s Master Securities Lending Agreement, “…securities loaned are secured by cash or U.S. government securities equal to at least 100% of the market value of the loaned securities. Any additional collateral required to maintain that level due to market fluctuations of the loaned securities is requested to be delivered the following business day” (emphasis added). The footnote further states that the above cash collateral balance “…does not reflect calls for additional collateral made to borrowers by (the lending agent) at period end.”

In practice, domestic loaned securities are generally covered by collateral equal to 102% of the market value of such loaned securities, while foreign securities on loan are covered at 105% of their market value. These levels are intended to allow for fluctuations (increases) in the market value of the securities on loan, while still maintaining at least 100% coverage. On November 29, 2011, collateral represented approximately 102.3% of securities on loan. On November 30, 2011, the stock market (as represented by the Dow Jones Industrial Average) increased by more than 4.2% compared to the prior day. The value of loaned securities, which isn’t known to the lending agent until the close of the NYSE, increased similarly, while the value of cash collateral was substantially unchanged. As a result, the lending agent for the Mid Cap Fund requested additional collateral from borrowers after the close of business.

Note that on December 1, 2011, as a result of additional collateral received from borrowers, changes in the securities on loan and changes in the market value of securities on loan, collateral coverage was approximately 102.0%.

4.	In the December 31, 2011 shareholder report of Columbia Seligman Premium Technology Growth Fund (the “Growth Fund”), a closed-end fund, the financial highlights do not include disclosure of the Average Commission Rate Paid, required

Responses to N-CSR Comments

September 7, 2012

under Item 4. of Form N-2. The Growth Fund does not appear to meet the exception outlined in Instruction 18 to Item 4. Please explain.

Response: Although this item is required under Form N-2, the Growth Fund follows guidance released by the SEC in its December 30, 1998 “Dear CFO Letter.” In that letter, which references the adoption of final amendments to Form N-1A in March 1998, the SEC states that “we believe the same considerations underlying the elimination of the average commission rate from open-end investment company prospectuses and shareholder reports also apply to closed-end investment companies. As a result, we would not object if closed-end investment companies do not disclose the average commission rate in their prospectuses or shareholder reports.” As a result, the Growth Fund does not disclose the average commission rate.

5.	Please explain how to reconcile expense ratios presented in the July 31, 2011 shareholder report for Columbia Money Market Fund and the November 30, 2011 shareholder report for Columbia Government Money Market Fund (collectively, the “Money Market Funds”) with their corresponding prospectus. For certain share classes, the net expense ratios in the prospectus appear to be consistent with the gross expense ratios in the shareholder reports.

Response: Certain share classes (A, B, C, R and W) participate in a Plan and Agreement of Distribution (the “Plan”) pursuant to Rule 12b-1. The maximum expenses that may be charged under the Plan are included in gross expenses in the prospectus. However, only actual distribution and service fees paid are included in gross expenses in the financial highlights. As Classes A, C, R and W paid no expenses under the Plan and Class B did not pay the full amount allowed under the Plan, this results in the prospectus gross expense ratio exceeding the comparable financial highlights expense ratio by approximately 0.10% to 1.00%, depending on the Fund and share class.

The below charts summarize key ratios in the annual report and prospectus for the Money Market Funds and provide a reconciliation between the gross expense ratios in each filing.

Columbia Money Market Fund

7/31/11 Annual Report to Shareholders:
Class:	A	B	C	I	R	R5	W	Z
Gross Exp Ratio (1)	0.68	1.43	0.68	0.40	0.67	0.42	0.67	0.67
Net Exp Ratio (2)	0.21	0.21	0.20	0.21	0.18	0.21	0.21	0.20
Expense Cap (3)	0.62	1.27	1.27	0.32	0.77	0.37	0.62	0.52

Note:
12b-1 Rate (4)	0.10	0.85	0.75	0.00	0.50	0.00	0.10	0.00

Responses to N-CSR Comments

September 7, 2012

12b-1 Paid (5)	0.00	0.75	0.00	0.00	0.00	0.00	0.00	0.00
12b-1 Not Charged (6)=(4)-(5)	0.10	0.10	0.75	0.00	0.50	0.00	0.10	0.00

9/29/11 Prospectus:
Gross Exp Ratio (7)	0.77	1.52	1.42	0.39	1.17	0.44	0.77	0.67
Net Exp Ratio (3)	0.62	1.27	1.27	0.32	0.77	0.37	0.62	0.52

Reconciliation:
Prospectus Gross less 12b-1 Not Charged (8)=(7)-(6)	0.67	1.42	0.67	0.39	0.67	0.44	0.67	0.67
Annual Report Gross (1)	0.68	1.43	0.68	0.40	0.67	0.42	0.67	0.67
Difference (9)=(8)-(1)	(0.01)	(0.01)	(0.01)	(0.01)	0.00	0.02	0.00	0.00

Columbia Government Money Market Fund

11/30/11 Annual Report to Shareholders:
Class:	A	B	C	R	R5	Z
Gross Exp Ratio (1)	0.64	1.41	0.65	0.65	0.53	0.64
Net Exp Ratio (2)	0.10	0.10	0.10	0.10	0.11	0.06
Expense Cap (3)	0.66	1.31	1.31	0.81	0.52	0.56

Note:
12b-1 Rate (4)	0.25	1.00	1.00	0.50	0.00	0.00
12b-1 Paid (5)	0.00	0.75	0.00	0.00	0.00	0.00
12b-1 Not Charged (6)=(4)-(5)	0.25	0.25	1.00	0.50	0.00	0.00

4/1/12 Prospectus:
Gross Exp Ratio (7)	0.90	1.65	1.65	1.15	0.57	0.65
Net Exp Ratio (3)	0.66	1.31	1.31	0.81	0.51	0.56

Reconciliation:
Prospectus Gross less 12b-1 Not Charged (8)=(7)-(6)	0.65	1.40	0.65	0.65	0.57	0.65
Annual Report Gross (1)	0.64	1.41	0.65	0.65	0.53	0.64
Difference (9)=(8)-(1)	0.01	(0.01)	0.00	0.00	0.04	0.01

Also note that Columbia and its affiliates may waive or absorb expenses of the Money Market Funds for purposes of allowing the Money Market Funds to avoid a negative yield or to increase their positive net yield. This arrangement is voluntary and may be revised or terminated at any time without notice. Given the voluntary

Responses to N-CSR Comments

September 7, 2012

nature of this expense waiver, it is excluded from the annual fund operating expense table of the prospectuses, which only reflect the contractual expense cap. However, the net expenses presented in the financial highlights reflect not only the contractual expense cap but also this additional voluntary waiver. As a result, the fee table net expenses in the prospectus may not conform to the financial highlight figures.

We hope that these responses adequately address your comments. The Trust and Columbia Seligman Premium Technology Growth Fund accept responsibility for the adequacy and accuracy of the disclosure in the filings of Form N-CSR that are the subject of this letter. The Trust and Columbia Seligman Premium Technology Growth Fund acknowledge that staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing. The Trust and Columbia Seligman Premium Technology Growth Fund further acknowledges that they may not assert the staff comments set forth above as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have further questions or comments, please contact the undersigned at (617) 385-9536.

Sincerely,

/s/ Ryan C. Larrenaga

Ryan C. Larrenaga

Assistant Secretary